APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

CHIVANADA LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHIVANADA LLC	2,394.30
Total Bank Accounts	**$2,394.30**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	7,775.20
Uncategorized Asset	3,981.53
Undeposited Funds	12,550.00
Total Other Current Assets	**$24,306.73**
Total Current Assets	**$26,701.03**
Fixed Assets	
Computer Hardware	3,640.46
Vehicles	25,505.00
Total Fixed Assets	**$29,145.46**
TOTAL ASSETS	**$55,846.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Discover	3,395.00
Total Credit Cards	**$3,395.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	2,722.51
Federal Unemployment (940)	109.04
TN Quarterly Taxes	1,817.35
Total Payroll Liabilities	**4,648.90**
Square Tips	2,819.25
Tennessee Department of Revenue Payable	236.19
Total Other Current Liabilities	**$7,704.34**
Total Current Liabilities	**$11,099.34**
Total Liabilities	**$11,099.34**
Equity	
Opening Balance Equity	0.00
Owner's Investment	6,500.00
Partner's Equity	65,000.00
Retained Earnings	-12,631.36

	TOTAL
Net Income	-14,121.49
Total Equity	**$44,747.15**
TOTAL LIABILITIES AND EQUITY	**$55,846.49**

CHIVANADA LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHIVANADA LLC	-18,879.97
Total Bank Accounts	**$ -18,879.97**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	23,605.77
Inventory Asset	697.21
Uncategorized Asset	4,344.44
Undeposited Funds	57,906.55
Total Other Current Assets	**$86,553.97**
Total Current Assets	**$67,674.00**
Fixed Assets	
Computer Hardware	4,075.17
Vehicles	25,505.00
Total Fixed Assets	**$29,580.17**
TOTAL ASSETS	**$97,254.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Discover	3,395.00
Total Credit Cards	**$3,395.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	22,037.02
Federal Unemployment (940)	317.83
TN Quarterly Taxes	5,297.18
Total Payroll Liabilities	**27,652.03**
Square Gift Card	50.00
Square Tips	14,748.04
Tennessee Department of Revenue Payable	3,393.12
Total Other Current Liabilities	**$45,843.19**
Total Current Liabilities	**$49,238.19**
Total Liabilities	**$49,238.19**
Equity	
Opening Balance Equity	0.00
Owner's Investment	6,500.00

	TOTAL
Partner's Equity	65,000.00
Retained Earnings	-26,752.85
Net Income	3,268.83
Total Equity	**$48,015.98**
TOTAL LIABILITIES AND EQUITY	**$97,254.17**

CHIVANADA LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Square Income	32,710.00
Total Income	**$32,710.00**
GROSS PROFIT	**$32,710.00**
Expenses	
Advertising & Marketing	120.70
Bank Charges & Fees	307.05
Car & Truck	881.35
Contractors	464.02
Job Supplies	3,452.27
Office Supplies & Software	553.22
Payroll Expenses	0.00
Taxes	4,485.49
Wages	33,452.42
Total Payroll Expenses	**37,937.91**
Rent & Lease	950.00
Repairs & Maintenance	5,656.96
Square Fees	713.96
Taxes & Licenses	265.58
Uncategorized Expense	-4,471.53
Total Expenses	**$46,831.49**
NET OPERATING INCOME	**$ -14,121.49**
NET INCOME	**$ -14,121.49**

CHIVANADA LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Square Income	126,673.92
Total Income	**$126,673.92**
GROSS PROFIT	**$126,673.92**
Expenses	
Advertising & Marketing	5.25
Contractors	1,874.06
Insurance	688.00
Interest Paid	12.00
Job Supplies	3,043.95
Legal & Professional Services	389.72
Meals & Entertainment	287.85
Office Supplies & Software	60.92
Other Business Expenses	5,011.25
Payroll Expenses	0.00
Taxes	11,187.86
Wages	98,029.26
Total Payroll Expenses	**109,217.12**
Repairs & Maintenance	1,038.22
Square Fees	2,954.62
Taxes & Licenses	4.26
Uncategorized Expense	-2,791.29
Total Expenses	**$121,795.93**
NET OPERATING INCOME	**$4,877.99**
Other Expenses	
Other Miscellaneous Expense	1,609.16
Total Other Expenses	**$1,609.16**
NET OTHER INCOME	**$ -1,609.16**
NET INCOME	**$3,268.83**

CHIVANADA LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,121.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory	-7,775.20
Uncategorized Asset	-1,529.67
Computer Hardware	-245.46
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	2,722.51
Payroll Liabilities:Federal Unemployment (940)	109.04
Payroll Liabilities:TN Quarterly Taxes	1,817.35
Square Tips	2,819.25
Tennessee Department of Revenue Payable	236.19
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,845.99**
Net cash provided by operating activities	**$ -15,967.48**
FINANCING ACTIVITIES	
Owner's Investment	6,500.00
Net cash provided by financing activities	**$6,500.00**
NET CASH INCREASE FOR PERIOD	**$ -9,467.48**
Cash at beginning of period	24,411.78
CASH AT END OF PERIOD	**$14,944.30**

CHIVANADA LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	3,268.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory	-15,830.57
Inventory Asset	-697.21
Uncategorized Asset	-362.91
Computer Hardware	-434.71
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	19,314.51
Payroll Liabilities:Federal Unemployment (940)	208.79
Payroll Liabilities:TN Quarterly Taxes	3,479.83
Square Gift Card	50.00
Square Tips	11,928.79
Tennessee Department of Revenue Payable	3,156.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,813.45**
Net cash provided by operating activities	**$24,082.28**
NET CASH INCREASE FOR PERIOD	**$24,082.28**
Cash at beginning of period	14,944.30
CASH AT END OF PERIOD	**$39,026.58**

Daniel Yarzagaray
I, _____, certify that:

1. The financial statements of CHIVANADA LLC included in this Form are true and complete in all material respects; and
2. The tax return information of CHIVANADA LLC included in this Form reflects accurately the information reported on the tax return for CHIVANADA LLC for the fiscal years ended 2018 and (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Daniel Yarzagaray

8BA368FAE6064C8...

Name: Daniel Yarzagaray

Title: Owner/Operator

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